                              SUBADVISORY AGREEMENT
                                  AMENDMENT #1

     Amendment dated June 13, 2009 (the "Amendment"), to the subadvisory agreement dated November 7, 2008, (the "Subadvisory Agreement") between RiverSource Investments, LLC, a Minnesota limited liability company (the "Manager") and LaSalle Investment Management (Securities), L.P., a Maryland limited partnership (the "Subadviser") whereby the Subadviser agreed to provide subadvisory services to Seligman LaSalle Monthly Dividend Real Estate Fund (the "Fund").

     WHEREAS, the Manager wishes to reallocate the fee structure by which the Subadviser is compensated for its services to the Fund in order to be consistent with the pricing philosophy utilized by the Manager's other funds and reflect more accurately how the services and responsibilities for the Fund have been apportioned;

     WHEREAS, the reallocation of the fee structure will not reduce the quality or quantity of the services provided by the Manager or the Subadviser with respect to the Fund;

     NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto agree as follows:

     That section 3 of the Subadvisory Agreement titled "Compensation" is hereby superseded and replaced by the following:

COMPENSATION. (a) As compensation for the services performed by the Subadviser pursuant to Section 1, the Manager will pay to the Subadviser each month a fee computed as per the formula below:

The Subadviser will receive a fee based upon the following schedule:

ASSET LEVEL             ANNUAL RATE AS PERCENT OF NET ASSETS
------------            ------------------------------------
The first $58 million                   .30%
Next $42 million                        .65%
Over $100 million                       .45%

The asset charge for each calendar day of each year shall be equal to the total of 1/365th (1/366th in each leap year) of the amount computed in accordance with the fee schedule described above.

The computation shall be made for each calendar day on the basis of net assets as of the close of the preceding day. In the case of the suspension of the computation of net asset value, the fee for each calendar day during such suspension shall be computed as of the close of business on the last full day on which the net assets were computed. Net assets as of the close of a full day shall include all transactions in shares of the Fund recorded on the books of the Fund for that day.

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Such compensation shall be paid by the Manager to the Subadviser as soon as practicable following receipt by the Manager of its investment management fees from the Fund (but no later than 10 business days following such receipt).

     (b) If the Subadviser shall serve hereunder for less than the whole of any month, the fee hereunder shall be prorated.

     (c) Any fee payable to the Subadviser under this Agreement shall be paid to the Subadviser or to an affiliate of the Subadviser at an address or to an account designated by the Subadviser.

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IN WITNESS WHEREOF, the Manager and the Subadviser have caused this Amendment to be executed by their duly authorized officers as of the date first above written.

RIVERSOURCE INVESTMENTS, LLC


By: /s/ Patrick Bannigan
    --------------------------------
    Name: Patrick Bannigan
    Title: Senior Vice President and
           General Manager

LASALLE INVESTMENT MANAGEMENT
(SECURITIES), L.P.

BY ITS GENERAL PARTNER, LASALLE INVESTMENT MANAGEMENT(SECURITIES), INC.


By: /s/ Stanley J. Kraska, Jr.
    --------------------------------
    Name: Stanley J. Kraska, Jr.
    Title: Managing Director